Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

                    Three and Six Months Ended June 30, 2004,
            Compared to the Three and Six Months Ended June 30, 2003.

Overview
--------

Revenue for the quarter ended June 30, 2004, was $88.6 million and for the first six months of 2004 was $169.5 million, increasing by $11.0 million, or 14%, and $17.0 million, or 11%, respectively, compared to the same periods in 2003. The significant increase year over year was primarily due to higher revenue from the lumber segment. Revenue from the lumber segment increased by 55% during the second quarter compared to the same period last year, as a result of higher sales volumes and a sharp rise in selling price. The increase in revenue from the lumber segment was partially offset by lower revenue from the pulp segment. Pulp segment revenue decreased by 10% in the quarter compared to the second quarter of 2003, primarily due to lower sales volumes and a stronger Canadian dollar. For the first six months of 2004, the value of the Canadian dollar relative to the U.S. dollar appreciated by approximately 10% compared to the same period in 2003. The effects of the strengthened Canadian dollar were partly mitigated by our currency hedging program, which covered approximately 75% of our U.S. dollar net revenue for the first six months of 2004. The program's benefits amounted to $0.1 million for the second quarter and $2.1 million for the first six months of 2004, compared to $4.1 million and $6.0 million for the same periods in 2003.

Operating earnings increased by $6.6 million, or 84%, to $14.4 million for the second quarter and increased by $9.5 million, or 69%, to $23.3 million for the first six months of 2004, compared to the same periods in 2003. The improvement in operating earnings was mainly due to higher prices for lumber and lower operating costs for the pulp segment. Operating earnings for the second quarter and first six months included charges of $1.1 million and $1.7 million respectively for the employees' profit sharing; no accrual was recorded for profit sharing for the same periods in 2003.

General and administration expense decreased by $0.2 million for the second quarter and $0.6 million for the first six months of 2004 compared to the same periods in 2003, primarily as a result of lower consulting fees in the first quarter of 2004.

Lumber
------

Revenue from the lumber segment increased by $15.5 million, or 54.6%, to $44.0 million for the quarter and by $21.4 million, or 37.6%, to $78.1 million for the first six months of 2004, compared to the same periods in 2003. The significant increase in revenue was a result of higher average revenue per unit and higher sales volumes. Average revenue per unit increased by $141 per thousand board feet, or 40.2%, in the second quarter compared to the same period last year, due to a significant rise in average selling prices. Sales volumes improved by eight million board feet, or 10%, compared to the second quarter of

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2003, due to continued strong demand reflecting the high number of housing starts in the United States and Canada. Countervailing and anti-dumping duty payments increased by $1.0 million, or 35.6%, in the second quarter and by $1.8 million, or 34.1%, for the first six months of 2004 compared to the same periods in 2003, largely as a result of higher average selling prices.

Operating earnings from the lumber segment increased by $7.4 million, to $6.8 million, in the second quarter and increased by $8.7 million, to $9.2 million, in the first six months of 2004 compared to the same periods in 2003. The increase in operating earnings was primarily the result of higher revenue, partially offset by higher manufacturing costs. Manufacturing cost of sales increased by $48 per thousand board feet, or 17.9%, in the second quarter of 2004 compared to the same period in 2003. Manufacturing cost of sales for the first six months of 2004 increased by $32 per thousand board feet, or 12%, compared to the same period in 2003. This increase was largely a result of increased fibre costs related to higher reforestation expense at our Boyle operations, which returned to harvesting non-fire-damaged timber, as well as higher timber dues, which are assessed according to the benchmark price of lumber. Freight and other distribution costs remained relatively stable for the second quarter and the first six months of 2004 compared to the same periods in 2003. Lumber cost of sales reflected electricity cost savings arising from our power purchase rights of $0.3 million for the second quarter and $0.4 million for the first six months of 2004, compared to $0.2 million for the second quarter and $0.7 million for the first six months of 2003.

Pulp
----

Revenue from the pulp segment decreased by $4.8 million, or 10.1%, to $42.9 million for the second quarter and increased by $4.6 million, or 5%, to $88.0 million in the first six months of 2004 compared to the same periods in 2003. The decrease in the second quarter was largely due to lower sales volumes and a stronger Canadian dollar. Sales volumes decreased by 2,800 tonnes, or 4%, in the quarter compared to the same period in 2003, primarily as a result of reduced demand from Asia. For the first six months of 2004, sales volumes were slightly above volumes for the first half of 2003. Although pulp prices improved in the quarter compared to the second quarter of 2003, average revenue per unit decreased by $43, or 6.3%, as a result of both appreciation in the value of the Canadian dollar in relation to the U.S. dollar and the sale of a greater proportion of softwood pulp versus hardwood pulp during the period. For the first six months of 2004, average revenue per unit was $37 per tonne lower than in the same period of 2003, largely as a result of the stronger Canadian dollar. The negative impact of foreign exchange fluctuations was partly mitigated by our currency hedging program, which resulted in benefits of $0.1 million for the quarter and $1.6 million for the first six months of 2004 compared to benefits of $3.2 million and $4.6 million for the same periods in 2003.

Operating earnings from the pulp segment decreased by $0.3 million, or 2.9%, to $9.9 million in the quarter and increased by $1.7 million, or 10.1%, to $18.6 million in the first six months of 2004 compared to the same periods in 2003. The decrease in

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operating earnings in the second quarter of 2004 was primarily due to lower revenue, which was partially offset by lower manufacturing costs. Pulp cost of sales was $32 per tonne, or 8.5%, lower in the quarter compared to the second quarter of 2003, mainly due to lower natural gas costs and lower repairs and maintenance costs. Freight and other distribution costs in the quarter were virtually unchanged, at $119 per tonne. The increase in operating earnings in the first six months of 2004 compared to the same period in 2003 was largely due to lower manufacturing and freight costs in the first quarter of 2004. Pulp cost of sales also reflected savings from our power purchase rights of $3.5 million for the second quarter and $5.4 million for the first six months of 2004, compared to $3.0 million for the second quarter and $9.2 million for the first six months of 2003.

Corporate and Other
-------------------

Revenue from corporate and other activities increased by $0.3 million in the quarter and by $0.2 million for the first six months of 2004, compared to the same periods in 2003. The increase was primarily the result of increased sales commissions from the marketing agreement with the Meadow Lake pulp mill.

Operating earnings in this segment decreased by $0.6 million in the quarter and by $0.9 million for the first six months of 2004 compared to the same periods in 2003. The decrease in the quarter was largely a result of an accrual for the employees' profit sharing plan, which was partially offset by higher revenue.

Financing Expenses
------------------

Financing expenses decreased by $3.1 million in the quarter and by $7.3 million for the first six months of 2004 compared to the same periods in 2003, primarily due to foreign exchange rate fluctuations. The U.S. dollar exchange rate at June 30, 2004, was 1.3416 compared to 1.3095 at March 31, 2004, and 1.2869 at
December 31, 2003. The depreciation in the value of the Canadian dollar relative to the U.S. dollar since December 2003 resulted in a foreign exchange gain of $1.1 million on U.S. dollar cash and working capital for the quarter compared to a loss of $2.5 million for the same period in 2003, and a foreign exchange gain of $2.5 million for the first six months of the year compared to a loss of $4.4 million in the same period in 2003. Interest expense was $0.2 million lower for the first six months of 2004, due to interest accruing on long-term debt at a rate of 7 3/4%, compared to a rate of 9 7/8% in the same period of 2003. The impact of the lower interest rate was partially offset by foreign exchange fluctuations.

Unrealized Exchange Loss (Gain) on Debt
---------------------------------------

Unrealized foreign exchange loss on U.S. dollar Senior Notes amounted to $6.1 million for the quarter and $10.4 million for the first six months of 2004, as a result of the decline in value of the Canadian dollar relative to that of the U.S. dollar since the end of 2003. In 2003, unrealized foreign exchange gains on debt amounted to $19.6 million for the second quarter and $36.9 for the first six months due to the appreciation in the relative

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value of the Canadian dollar since the end of 2002. These gains and losses were unrealized, had no impact on our cash flows and were excluded from the calculation of the employees' profit sharing plan.

Income Taxes
------------

Operating results for the quarter and first six months ended June 30, 2004, were subject to income and capital taxes at a statutory rate of 34%. The effective tax rate for the quarter varied significantly from the statutory rate, primarily as a result of the non-deductible portion of unrealized exchange losses on debt. For the same quarter of 2003, the effective tax rate varied significantly from the statutory rate, as a result of the non-taxable portion of unrealized exchange gains on debt and the recognition of previously unrecognized tax benefits. Income tax expense for the quarter consisted of large-corporations capital tax of $0.2 million and future income tax expense of $2.3 million, compared to large-corporations capital tax of $0.2 million and future income tax expense of $2.6 million in 2003. For the first six months of 2004, income tax expense consisted of large-corporations capital tax of $0.3 million and future income taxes of $3.3 million, compared to large-corporations capital tax of $0.3 million and future income taxes of $2.3 million in 2003.

Liquidity and Capital Resources
-------------------------------

For the quarter ended June 30, 2004, we generated cash of $16.1 million from operations, including changes in working capital, compared to $6.2 million for the second quarter of 2003. For the first six months of 2004, we generated cash of $9.0 million from operations, compared to a cash requirement of $11.0 million in the same period of 2003. The significant increase in cash generated from operations was largely due to the increase in operating earnings.

Net capital expenditures increased by $1.0 million in the quarter and by $1.5 million for the first six months of 2004, compared to the same periods last year. Total capital requirements for 2004 are expected to be approximately $10 million.

At June 30, 2004, we had cash of $76.6 million compared to cash of $21 million at June 30, 2003. An additional $38.8 million was available under our revolving credit facility, of which $3.4 million was committed for letters of credit.

Based on our current level of operating performance, we believe that our cash flows from operations, together with existing cash balances and availability under our revolving credit facility, will provide sufficient liquidity to meet our scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by prevailing economic conditions and by financial, market and other factors, many of which may be beyond our control.